420 Lexington Avenue
New York, New York 10170
212-869-3000 - Phone
212-869-3989 - Fax

July 27, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Brixmor Property Group Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed with the Securities and Exchange Commission on July 27, 2015.

Respectfully submitted,

Brixmor Property Group Inc.

By:	/s/Steven F. Siegel
Name:	Steven F. Siegel
Title:	Executive Vice President,
General Counsel & Secretary